AIRGUIDE, INC.

1105 N. Peoria

Tulsa, Oklahoma 74116

1 October 2006

Ryan Rohn, Staff Accountant

United States Securities and Exchange Commission

101 F Street, N.E.

Washington DC 20549-7010

Re:

Airguide, Inc.

Form 8-K Item 4.01

Filed July 11, 2006

File # 000-09735

Dear Mr. Rohn:

Following please find our responses to the comments detailed in the correspondence dated July 13, 2006, in reference to the Company and the reports referred to above.

1.

We note Michael Cronin was previously engaged as your principal independent accountant. Amend your filing to state whether the former accountant resigned, declined to stand for re-election or was dismissed and the date. Refer to Item 304(a)(1)(i) of Regulation S-B.

RESPONSE:

We have revised the filing to state that Mr. Cronin was dismissed by the Company.

2.

Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Please revise your filing accordingly.

RESPONSE:

We have revised the filing to state that there were no adverse opinions or disclaimers or qualifications in the accountant’s reports for the past two years.

1.

Amend your filing to indicate whether the board of directors recommended or approved the decision to change accountants. Refer to Item 304(a)(1)(iii) of Regulation S-B.

RESPONSE:

We have revised the filing to indicate that the board of directors approved the decision to change accountants.

2.

Your disclosure should also state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements) in connection with its reports. Refer to Item 304(a)(1)(iv)(A) of Regulation S-B. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv)(B) through (E) of Regulation S-B.

RESPONSE:

We have revise the filing to indicate that there were no disagreements with the former accountant on any matterof accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of the accountant would have caused him to make reference thereto in his report on the financial statements for such years.

5.

Revise your filing to disclose, if true, that you did not consult with your successor accountants during your two most recent fiscal years and through the interim period of engagement. Refer to Item 304(a)(2) of Regulation S-B.

RESPONSE:

We have revised our filing to state  that we did not consult with our successor accountants during our two most recent fiscal years and through the interim period of engagement.

6.

Please file a letter as Exhibit 16 from your former accountant, indicating whether or not they agree with your disclosures in-the Form 8-K. Refer to Item 304(a)(2)(ii)(3) of Regulation S-B.

RESPONSE:

We have attached a letter from our former accountant as Exhibit 16 to our amended filing.

Finally, as requested, the Company acknowledges that:

●

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●

Changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Please contact us if you should have any comments or further requests.  Should there be any change in the above request, we will notify you immediately of any events associated thereto.

Very truly yours,

_/s/__Nicholas Malino___________________

Nicholas Malino